

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 7, 2008

<u>Via U.S. Mail</u>

James A. Courter
Vice Chairman and Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

> **Re:** **IDT Corporation**
> **Form 10-K for the Year ended July 31, 2007**
> **Filed October 15, 2007**
> **File No. 001-16371**

Dear Mr. Courter:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

Cc: Joyce Mason
Executive Vice President, General Counsel and Secretary
Via facsimile: (973) 438-1503